American Bonanza Purchases Jaw Crusher for the Copperstone Gold Mine

February 3, 2011 – American Bonanza Gold Corp. (TSX: BZA) (“Bonanza” or the “Company”) announces that it has purchased a jaw crusher for the Copperstone gold mine in Arizona. The jaw crusher is a Nordberg P1008VF Portable Jaw Plant with ST1008 Jaw Crusher (32" x 40"), a 16 foot x 44" Vibrating Grizzly feeder, a Kent Model KHB-86 Rock Breaker with 16' Boom and an associated control tower. The crusher has a capacity of up to 200 tons per hour and will easily crush all of the coarse run-of-mine mill feed for the planned mining operations. Delivery for the equipment is expected in 2-3 weeks. The equipment was purchase from Earthworks Machinery Company of Roseville California.

Please go to the following link on Bonanza’s website (www.americanbonanza.com) to view an image of this equipment: http://www.americanbonanza.com/s/Copperstone.asp?ReportID=141269

This acquisition is a key component for the development of the Copperstone gold mine and is an important step towards achieving gold production at the Copperstone mine in the third quarter of 2011. The only remaining major equipment to be acquired for the gold processing plant is the secondary crusher, and the Company anticipates that acquisition soon.

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone Mine in Arizona. Bonanza has approximately 180 million shares outstanding and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com